October 9, 2013

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hecla Mining Company Form 10-K For Fiscal Year Ended December 31, 2012 Filed February 25, 2013 File No. 001-08491

Dear Ms. Jenkins:

This letter follows up on our letter to you dated August 27, 2013, and our subsequent phone conversations with you and other members of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission” or the “SEC”) regarding our presentation of a non-GAAP financial measure “Cash Cost, After By-product Credits”1 which you requested be revised in your letter dated August 2, 2013, in connection with the annual report on Form 10-K for the fiscal year ended December 31, 2012 of Hecla Mining Company (the “Company”).2

We understand that after further consideration and in light of the enhancements to our disclosure that we made in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 (our “June 30 Form 10-Q”), the staff has withdrawn its comment and will no longer object to our presentation of this non-GAAP financial measure in the filings we make with the SEC or in our other public statements.

In light of the helpful comments in this area that the staff has shared with us, the Company, as appropriate, intends to make certain additional revisions to its disclosures around this non-GAAP financial measure in its future filings. At present, and consistent with the conversation we had with you and other members of the staff on October 7, 2013, we anticipate making the following changes:

____________________________

[1]

As described below, this title reference reflects a change that we will make going forward in response to the staff’s comments. In our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, we referred to this non-GAAP measure as “Total Cash Cost, Net of By-product Credits” and in prior filings as “total cash cost”.

[2]

Your specific comment read: “1. We note your response to Comment No. 1. However, we reiterate our belief that the adjustment of by-product revenues to the non-GAAP measure of cash costs of production distorts that measure. Please remove the adjustment of by-product revenues from this measure and discuss these revenues in a textual manner as we commented previously.”

Ms. Tia L. Jenkins
October 9, 2013

1.

We will retitle the non-GAAP financial measure to be “Cash Cost, After By-product Credits” in order to further enhance the clarity of its meaning and its relationship to the related non-GAAP financial measure “Cash Cost, Before By-product Credits”.

2.

We anticipate revising the discussion in our non-GAAP reconciliation section of the Management’s Discussion & Analysis (“MD&A”) section of our periodic reports on Forms 10-K and 10-Q to disclose how the Company uses Cash Cost, After By-product Credits. Although the actual future disclosures we make will depend necessarily on the facts and circumstances at that time and the context of our other disclosures in the relevant filing, we anticipate including a statement similar to the following:

Cash Cost, After By-product Credits is an important operating statistic that the Company utilizes to measure each mine’s operating performance. It also allows us to benchmark the performance of each of our mines versus those of our competitors. As a primary silver mining company, we also use the statistic on an aggregate basis – aggregating the Greens Creek and Lucky Friday mines, but not Casa Berardi, which is a primary gold mine – to compare our performance with that of other primary silver mining companies. Similarly, the statistic is useful in identifying acquisition and investment opportunities as it provides a common tool for measuring the financial performance of other mines with varying geologic, metallurgical and operating characteristics.

Further, we will consider providing additional details in MD&A about any other significant uses of Cash Cost, After By-product Credits by the Company.

3.

We anticipate providing additional description in the MD&A sections of our periodic reports on Form 10-K and 10-Q about our determination to treat our by-products as such, rather than as co-products. Again, although the actual future disclosures we make will depend necessarily on the facts and circumstances at that time and the context of our other disclosures in the relevant filing, we anticipate revising our disclosure similar to the following (proposed changes to the disclosure which appeared on p. 27 of our June 30 Form 10-Q are highlighted):

While revenue from zinc, lead and gold by-products is significant, we believe that identification of silver as the primary product of the Greens Creek unit is appropriate because:

•	silver has historically accounted for a higher proportion of revenue than any other metal and is expected to do so in the future;
•

we have historically presented Greens Creek as a producer primarily of silver, based on the original analysis that justified putting the project into production, and believe that consistency in disclosure is important to our investors regardless of the relationships of metals prices and production from period to period;

•	metallurgical treatment maximizes silver recovery;
•	the Greens Creek deposit is a massive sulfide deposit containing an unusually high proportion of silver; and
•	in most of its working areas, Greens Creek utilizes selective mining methods in which silver is the metal targeted for highest recovery.

Ms. Tia L. Jenkins
October 9, 2013

Likewise, we believe the identification of gold, lead and zinc as by-products is appropriate because of their lower proportionate economic value compared to silver and due to the fact that silver is the primary product we intend to produce. In addition, we do not receive sufficient revenue from any single by-product metal to warrant classification of such as a co-product.

We periodically review our revenues to ensure that reporting of primary products and by-products is appropriate.  Because we consider zinc, lead and gold to be by-products of our silver production, the values of these metals offset operating costs within our calculations of ~~Total~~ Cash Cost, ~~Net of~~ After By-product Credits, per Silver Ounce.

The above is a proposed example of revised disclosure relating to the Company’s Greens Creek mine. We would anticipate making similar revisions for discussions of the Lucky Friday and Casa Berardi mines as well. In Casa Berardi’s case, gold would be noted as the primary product and silver as a by-product and not a co-product following the same analysis, i.e. , we do not receive sufficient revenue from silver at Casa Berardi to warrant classification of it as a co-product.

4.

We anticipate revising our disclosure in the Compensation Discussion & Analysis section of our proxy statement to make it clear that our Compensation Committee uses Cash Cost, After By-product Credits in making executive compensation decisions. Although the actual future disclosures we make will depend necessarily on the facts and circumstances at that time and the context of our other disclosures in the relevant filing, using our 2013 Proxy Statement just as an example, we anticipate revising the following language as shown (proposed changes to the disclosure which appeared on p. 39 of our 2013 Proxy Statement are highlighted):

“Cash contribution” ~~refers generally to cash flow from mine production, i.e., the margin on our sales of products, with certain adjustments.~~is measured by comparing (i) the actual Cash Cost, After By-product Credits multiplied by actual silver production versus (ii) budgeted Cash Cost, After By-product Credits multiplied by the budgeted silver production over a three-year period. “Cash Cost, After By-product Credits,” a non-GAAP measure, includes all direct and indirect operating cash costs related directly to the physical activities of producing the primary metal, including mining, processing and other plant costs, third-party refining expense, on-site general and administrative costs, royalties and mining production taxes, and offsets that amount by the production value of all metals other than the primary metal produced at each unit.

* * * * *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In closing, let me reiterate the Company’s appreciation for the staff’s time, insights and extremely helpful comments as we endeavor to provide our investors with the highest quality disclosure. If you have any questions regarding the above, please contact me at (208) 209-1258. Please contact Jim Sabala, the Company’s Senior Vice President and Chief Financial Officer, at (208) 209-1255 with regard to any accounting matters.

Ms. Tia L. Jenkins
October 9, 2013

Very truly yours, /s/ David C. Sienko David C. Sienko Vice President – General Counsel

cc:	Blaise Rhodes
Jim Sabala
Kathy Kopczick, BDO USA, LLP
Kimberley Drexler, Cravath, Swaine & Moore LLP